JONES, DAY, REAVIS & POGUE
NORTH POINT • 901 LAKESIDE AVENUE
CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

02049489

WRITER'S DIRECT NUMBER:
(216) 586-7314
kjcorrigan@jonesday.com

412523:cr:1008617
930210-005011

File No. 82-3349

August 23, 2002

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bespak plc -- Submission Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 -- SEC File No. 82-3349

Ladies and Gentlemen:

We are submitting the following information to the Securities and Exchange Commission (the "Commission") on behalf of Bespak plc (the "Company"), a corporation organized under the laws of England, in order for it to continue to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Attached hereto are documents furnished pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, of the information that, since its prior submission, the Company has:

1. made public pursuant to the laws of England;

2. filed with the London Stock Exchange and which was made public by such exchange; or

3. distributed to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents.

Please note that a list identifying information of the type referenced above and stating when and by whom it is required to be made public pursuant to the laws of England, filed with any exchange or distributed to security holders was attached as Schedule II to the Company's initial submission to the Commission dated July 16, 1992.

dlw 8/27

File No. 82-3349

We believe that this letter and the enclosed documents satisfy the ongoing reporting requirements indicated in subparagraph (b)(1)(iii) of Rule 12g3-2 under the Exchange Act and we respectfully request that this submission be duly recorded. If you have any questions or require any additional information, please contact me at 216-586-7314.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Karen J. Corrigan

Enclosures

cc: Ms. Louise Scott (Bespak plc) (w/o enc.)
Ms. Rachel Keeley (Jones Day - London) (w/o enc.)

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Announcement Details

Company	Headline	Embargo	Last Upd:
Bespak PLC	Director Shareholding		19:00 2 May

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)Name of company: **Bespak plc**

2) Name of director: **M C Throdahl, R J Preece & P D Taylor**

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in ı beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the a; of a non-beneficial interest: **N/A**

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notifie

Bespak QUEST Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify tl (s): **N/A**

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary:

Subscription by the trustee of the Bespak Qualifying Share Ownership Trust

7) Number of shares/amount of stock acquired: **200,000**

8) Percentage of issued class: **0.75**

9) Number of shares/amount of stock disposed:

10) Percentage of issued class:

11) Class of security: **Ordinary**

12) Price per share: **£5.45**

13) Date of transaction: **2 May 2002**

14) Date company informed: **2 May 2002**

15) Total holding following this notification: **204,856 shares held by the Bespak Qualifying Share Owne**

16) Total percentage holding of issued class following this notification: **0.76**

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

18) Period during which or date on which exercisable:

19) Total amount paid (if any) for grant of the option:

20) Description of shares or debentures involved: class, number:

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22) Total number of shares or debentures over which options held following this notification:

23) Any additional information: **Shares in issue 26,785,889**

24) Name of contact and telephone number for queries: **Louise Scott 020 7518 7900**

25) Name and signature of authorised company official responsible for making this notification:**Louise Scott**

Date of Notification:. **2 May 2002**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

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status list

Announcement Details

Company	Headline	Embargo	Last Upd
Bespak PLC	Holding(s) in Company		10:37 2 May

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Fidelity International Limited and its di subsidiaries and Mr EC Johnson, principal shareholder of Fidelity International Limited**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18: **Non-beneficial**

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by eac

Chase Nominees Limited – 1,265,880

RBS Trust Bank – 498,030

Citibank – 27,000

Nortrust Nominees Limited – 28,993

Bankers Trust – 382,827

MSS Nominees Limited – 24,623

BT Globenet Nominees Limited – 56,000

Bank of New York London – 24,135

Bank of New York Europe – 11,500

Northern Trust – 69,920

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction: **Not disclosed**

11) Date company informed: **1 May 2002**

12) Total holding following this notification **2,388,908**

13) Total percentage holding of issued class following this notification: **9.07**

14) Any additional information:

15) Name of contact and telephone number for queries: **Louise Scott 020 7518 7900**

16) Name and signature of authorised company official responsible for making this notification: **I Company Secretary**

Date of notification **2 May 2002**

For more information on the Bespak Group please visit our Website at www.Bespak.com

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status list

Announcement Details

Company	Headline	Embargo	Last Upda
Bespak PLC	Holding(s) in Company		11:48 8 May

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Fidelity International Limited and its di subsidiaries and Mr EC Johnson, principal shareholder of Fidelity International Limited**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18: **Non-beneficial**

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by eac

Chase Nominees Limited – 1,277,380

RBS Trust Bank – 498,030

Citibank – 27,000

Nortrust Nominees Limited – 28,993

Bankers Trust – 382,827

MSS Nominees Limited – 24,623

BT Globenet Nominees Limited – 56,000

Bank of New York London – 24,135

Bank of New York Europe – 11,500

Northern Trust – 69,920

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction: **Not disclosed**

11) Date company informed: **7 May 2002**

12) Total holding following this notification **2,400,408**

13) Total percentage holding of issued class following this notification: **8.96**

14) Any additional information: **Shares in issue - 26,785,889**

15) Name of contact and telephone number for queries: **Louise Scott 020 7518 7900**

16) Name and signature of authorised company official responsible for making this notification: **I Company Secretary**

Date of notification **8 May 2002**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

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status list

Announcement Details

Company	Headline	Embargo	Last Upd
Bespak PLC	Holding(s) in Company		16:30 16 Ma

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Schroder Investment Management Limited, its company, Schroders plc, and its subsidiaries and affiliated companies**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18:

Non-beneficial – discretionary fund manager

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by eacl

Schroder Nominees Limited – 115,000

Chase Nominees Limited – 3,523,882

Imperial Pensions Nominees Limited – 230,000

Mineworkers Pension Scheme (Client) Nominees Ltd a/c R – 326,800

British Coal Staff Superannuation Scheme (Client) Nominees Ltd a/c P – 695,700

Nortrust Nominees Limited – 160,000

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction:

11) Date company informed: **16 May 2002**

12) Total holding following this notification: **5,051,382**

13) Total percentage holding of issued class following this notification: **18.86**

14) Any additional information: **Shares in issue 26,785,889**

15) Name of contact and telephone number for queries:

Louise Scott, 020 7518 7900

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: **16 May 2002**

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

END

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status list

Full Text Announcement

Company	Bespak PLC
TIDM	BPK
Headline	Resignation of Director
Released	12:07 12 Jun 2002
Number	1343X

Immediate Release 12 June 2002

Bespak Plc

Bespak plc ('the Company'), an innovator in drug delivery, today announces that Paul Taylor, Chief Technology Officer and board member, has been named Director of Strategic Technologies at the Ministry of Defence, and therefore has tendered his resignation from the Company. Bespak also announced that Paul Taylor will become Chairman of its Scientific Advisory Committee, a group of technology advisors.

Mark C. Throdahl, CEO of Bespak, commented, "Over the last two years Paul has fulfilled his mission building technical leadership and depth in each of our three businesses. He has established a number of collaborations with world-class sources of technology. Bespak is proud that he has been recruited at very short notice by the UK government to such an important position. We are very confident that the managers Paul put in place, and who are now leading our development programmes, will ensure that our progress continues. And we're delighted we can continue to benefit from Paul's perspectives as Chairman of our Scientific Advisory Committee. The search for a suitable replacement of comparable stature has begun."

For further information please contact:

BESPAK plc
Mark Throdahl – Chief Executive **Tel: +44 (0) 20 7518 7900**

BUCHANAN COMMUNICATIONS **Tel: +44 (0) 20 7466 5000**
Tim Thompson/Nicola How

Notes to Editors

In his position, Paul will report to the UK MOD Chief Scientific Adviser on nuclear and Ballistic Missile Defence matters. He will be responsible for maintaining the advanced technical capability that underwrites Britain's nuclear deterrent. He will also act as the customer for the nuclear warhead intellectual capability. In addition, Paul will liase with the USA on key technical exchanges. As a member of the MOD Science and Technology Board, he will oversee the management of a wide range of other science and technology issues.

END

Company website

For Immediate Release: **07.00, Tuesday, 18 June 2002**

Bespak plc

Preliminary Results
(unaudited)
for the 53 weeks ended 3 May 2002

Bespak, an innovator in drug delivery, today announces its preliminary results for the 53 week period ended 3 May 2002.

HIGHLIGHTS

- Record sales **up 16% to £91.0 million** (2001: £78.7 million)
- Investment in Research & Development **up 39% to £5.5 million**
- PBT **up 6% to a record £15 million** (2001: £14.1 million)
- EPS increased **8% to 41.3 pence** (2001: 38.4 pence)
- Proposed increase in final dividend of **6% to 12.1 pence** per share
- Net cash at year end: £24.8 million
- Progress in all three businesses in new strategy implementation:

Pulmonary
- Sales increased by 23% to £42.9 million
- Exciting technology partnership signed with DEKA Research Corporation
- New valve and dose counters under customer evaluation

Device & Manufacturing Services
- Sales increased by 12% to £41.0 million
- Continued high demand for GlaxoSmithKline's Diskus™ device to support its successful US Advair launch
- Significant new partnerships signed with Abbott Laboratories, Weston Medical and Sheffield Pharmaceuticals

Nasal
- Three new collaborations signed with innovative technology partners – nine collaborations now in place
- Development programmes on track
- Further collaboration opportunities in late stage evaluation

Bespak's Chief Executive, Mark Throdahl, commenting on the results, said:
"We are pleased to announce another strong financial performance with record sales and profits accompanied by significantly increased investment in new technologies. Over the past year we have made considerable progress towards achieving our aim of re-positioning Bespak as an internationally recognised drug delivery company.

My first year at Bespak has been an exciting one and I look forward to continuing to be part of an evolving, successful and profitable drug delivery company. Your Board is intent on transforming Bespak into a fast growing company with three synergistic but distinct businesses – Pulmonary, Device & Manufacturing Services and Nasal."

For further information please contact:

BESPAK plc — **On 18 June 2002: +44 (0) 20 7466 5000**
Mark Throdahl – Chief Executive — **Thereafter: +44 (0) 20 7518 7900**
Robert Preece – Deputy Chief Executive & Group Finance Director

BUCHANAN COMMUNICATIONS — **TEL: +44 (0) 20 7466 5000**
Tim Thompson / Nicola How

Notes to Editors:

Bespak plc is transitioning from device manufacturing to drug delivery using strong cash flow to fund significantly increased R&D

Bespak is more than one business or one technology:

- portfolio of businesses: two established plus Nasal
- portfolio of international customers
- portfolio of new technologies
- portfolio of parallel projects with world-class collaborators

Initiatives are underway in each business, any one of which can transform Bespak's growth:

- ***Near term***: Inhale inhaleable insulin
- ***Medium term***: Reinvention of pulmonary drug delivery
- ***Long term***: Nasal drug delivery

Bespak plc

Preliminary results for the 53 weeks ended 3 May 2002

Overview

In the past year the Group delivered a strong financial performance and at the same time made significant progress implementing its strategy and re-organising into three core businesses: Pulmonary, Device & Manufacturing Services and Nasal. During the year new technology collaborations were announced and we made further strides in developing existing technology platforms.

Looking ahead, we will continue to focus on growing our existing businesses while at the same time progressing initiatives which can transform Bespak's growth rate.

Financial review

Sales increased 16% to a record £91.0 million (2001: £78.7 million). Net operating income, before investment in R&D, increased 11% from £17.4 million to £19.2 million. As previously indicated, investment in R&D was increased significantly by 39% to £5.5 million, and, as a consequence, Group operating income amounted to £13.7 million (2001: £13.4 million). Operating margin, even after the higher R&D investment, was 15.1% compared to 17.0% in the previous year.

Profit before taxation, after net interest income of £1.1 million, amounted to £15.0 million compared to £14.1 million last year, an improvement of 6%. After a 1% reduction in the tax rate to 27%, earnings per share improved by 8% to 41.3 pence. The Board is recommending an increase of 6% in the final dividend to 12.1 pence per share (2001: 11.4 pence), making a total for the year of 19.1 pence (2001: 18.0 pence). This dividend will be paid on 8 October 2002 to shareholders on the register on 28 June 2002.

Cash generation during the year was excellent and the Group finished the year with net cash of £24.8 million compared to £8.3 million at April 2001. Higher profits, favourable working capital movements and lower levels of capital expenditure drove the improvement in net cash. The Group's strong balance sheet and continuing cash generating capability will enable it to fund a significant capital expenditure programme, further R&D and acquisitions that accelerate our strategy.

Operating review

The Group's drug delivery business is now managed as three separate businesses with obvious synergies between all three. These synergies include common customers, partners and collaborators, similar development processes and manufacturing technologies. The performance of each business and progress made in each area during the year is outlined below.

Pulmonary

Bespak designs, develops and manufactures valves, actuators and accessories for use in the delivery of drugs to the lungs. Pulmonary sales, comprising metered dose inhaler valves and actuators, increased by 23% to £42.9m (2001: £34.9m). This was largely driven by the

continued transition to HFA valves in the European market place for customers including Boehringer Ingelheim, IVAX and Aventis. This transition is due to international agreements to reduce ozone depletion in the atmosphere by switching from CFC to HFA propellants. Strong demand for CFC products continued in the US market. The Group has authorised significant capital expenditure to expand and create a state-of-the-art valve manufacturing facility. Building work began in King's Lynn in January 2002 and is expected to be completed by December 2002.

We have spent the last year building on the strengths of our Pulmonary business and are delighted with the considerable progress which has been made to deepen our scientific capability and develop new products. This includes a programme which will represent a break-through in how drugs are delivered to the lungs.

The Group's Valves Centre of Excellence, focused on product development and customer support, was strengthened during the year. We recruited a number of leading experts to deepen our scientific expertise in aerosol formulations, elastomers, and the science of valve development. These additions will enhance our ability to develop our range of valves and new pulmonary products.

Also strengthened was our pulmonary pipeline. We currently have a number of new valves with special surface coatings under customer evaluation such as our Easifill valve that addresses the problem of dose content uniformity for more difficult drugs. Additionally, we have successfully developed technologies to increase the functionality of actuators, including dose counters, now being shown to potential customers with market launch due within the next three years.

Another development currently underway in Pulmonary is investment in technologies which will lead to a break-through in metered dose delivery. As announced in April of this year we signed a collaborative agreement with DEKA Research Corporation. DEKA, based near Boston, Massachusetts, has one of the most innovative track records in medical device development. This includes design of the first infusion pump, the first home dialyser, and the first insulin pump. The aim of this collaboration with DEKA is to make systemic delivery of drugs via the lungs patient specific, safe and repeatable, addressing the problem of dose-to-dose variability in current drug delivery approaches. We are partnering with DEKA to develop a drug delivery platform which involves using a "feedback loop" to monitor drug flow to the lung and adjust patient dosage in real time. Excellent progress is being made already, with programme milestones being achieved.

Device & Manufacturing Services (DMS)
This business provides a comprehensive range of device-related services to pharmaceutical and drug delivery companies. Bespak already provides the broadest range of services in this area, taking customers' devices from concept all the way through to gaining regulatory compliance, supply chain management and full-scale manufacture. This range of services provides our customers with the advantages of reducing the cost of the final device produced by designing it for manufacture and minimising the time from concept to market.

In the period under review, DMS increased sales 12% to £41.0m (2001: £36.5m). This growth was driven by demand for Diskus™, GlaxoSmithKline's dry powder inhaler, to support the successful launch of Advair, which is the first combination bronchodilator/steroid drug in the US market.

Bespak continues the scale-up work required for Inhale Therapeutics' device for the delivery of inhaled insulin, Exubera. This has required preparing Bespak's manufacturing facility for regulatory validation while supplying clinical trial quantities of devices. Pfizer, Inhale's partner, has announced that it intends to file its NDA for Exubera as soon as it completes its clinical studies this year. We remain confident that Pfizer and Inhale will be successful in launching Exubera, the first inhaled protein drug.

During the past year we have also announced new supply and development agreements with a number of new customers. Bespak will manufacture and assemble the actuator unit for Weston Medical's innovative, needle-free drug delivery system, Intraject™, as well as developing for manufacture Battellepharma's novel inhalation device using electrohydrodynamic aerosol delivery technology. We are also currently scaling up to develop and manufacture Sheffield Pharmaceuticals, Inc.'s Tempo™ device, a new generation metered dose inhaler, and manufacturing an injection device for Abbott Laboratories.

Looking to the future, Bespak will continue to develop and expand the range of services it provides to its customers. We believe that adopting this strategy differentiates us from our competitors and provides growth opportunities for the future.

Nasal

Bespak is developing formulation and device technologies to provide solutions for systemically acting drugs, transported via the bloodstream, where low bioavailability and time to onset can be improved via nasal delivery. To implement this strategy Bespak is developing nasal formulation expertise to complement its existing device capability. We are doing this through a distributed R&D model which is based on collaborations with world-class scientific institutions. During the year, good progress has been made developing our formulation technologies through these agreements

Bespak's distributed R&D model maximizes speed and the probability of success. We seek out the best technology in the world to license and then establish programmes with experts to develop it under our management. Milestones for each element of the programme are agreed and regularly reviewed. A key element of this approach is to mount parallel programmes, each managed for "fast failure," allowing funding to shift to those programmes that look most likely to succeed. We rigorously protect the intellectual property generated.

Our PEGylated nanoparticle formulation programme, technology licensed from the Massachusetts Institute of Technology (MIT), is making good progress and we have established collaborations with nine centres of excellence around the world. These include MIT, USA; Queen's University Belfast, UK; University Santiago de Compostela, Spain; NextBreath, USA, and the Chemical Industry Institute of Toxicology (CIIT), USA. All our agreed milestones have been met at this stage.

In April 2002, we were pleased to announce an exciting partnership with Lyfjathroun, an Icelandic nasal drug delivery company, for mucoadhesive formulations. This collaboration gives Bespak the opportunity to use Lyfjathroun's research and development capabilities to create new nasal products. The aim is to develop proprietary formulations which will be used with Bespak's devices and then commercialise them by partnerships with pharmaceutical companies. Early pre-clinical data indicate substantially lower time-to-

onset and a marked improvement in bioavailability of a well-known nasally administered drug.

In May 2002, we announced a significant nasal drug delivery collaboration with CIIT. This collaboration, which is exclusive for the next three years, will determine how drugs can be targeted to reach the most appropriate delivery area in the nasal cavity. This development programme will aid the efficient dosage of high value drugs.

We continue to develop our devices for nasal drug delivery and are actively evaluating other nasal technologies to add to our portfolio – we hope to announce a number of new collaborations during the course of this financial year. This approach reduces risk by eliminating reliance on one technology and increases our chances of success.

Bespak Consumer Dispensers

After a period of evaluating the options for Bespak's personal care business we decided to maintain Bespak Consumer Dispensers as part of the Group. This business leverages the competencies and skills of Bespak and a new product development programme is in place to secure its future.

Management

Last week we announced that Paul Taylor, Chief Technology Officer and board member, has been named Director of Strategic Technologies at the Ministry of Defence, and therefore has tendered his resignation from the Company. We are delighted he has agreed to chair Bespak's Scientific Advisory Committee, a group of technology advisers, and are very confident that the managers he has put in place, and who are now leading our development programmes, will ensure that our progress continues apace. The search for a suitable replacement of comparable stature has begun.

Outlook

The forthcoming financial year is likely to see demand at similar levels to the previous year. As previously indicated, we are committed to contractual price reductions on one of our major products and uncertainty still remains as to the exact timing of new product launches.

In light of the success we have achieved to date, we anticipate making further investment in technologies to support our Pulmonary and Nasal businesses.

The Board of Bespak believes the Group is now firmly on track to build an expanding and innovative drug delivery company. We will continue to invest in developing technology in our Pulmonary and Nasal businesses while generating profits and cash from our established businesses. We look forward to updating the market on progress throughout the remainder of 2002 and into 2003.

Mark Throdahl
Chief Executive Officer
18 June 2002

Consolidated Profit and Loss Account (Unaudited)
For the 53 weeks ended 3 May 2002

	Note	**2002 Total £000**	2001 Total (restated) £000
Turnover	2	**91,005**	78,695
Operating expenses		**(77,296)**	(65,281)
Group operating profit		**13,709**	13,414
Share of net operating profits of joint ventures and associates		**225**	240
Total operating profit	2	**13,934**	13,654
Net interest receivable		**1,097**	462
Profit on ordinary activities before taxation		**15,031**	14,116
Taxation	3	**(4,068)**	(3,953)
Profit for the financial year		**10,963**	10,163
Dividends	4	**(5,068)**	(4,770)
Retained profit for the year		**5,895**	5,393
Earnings per 10p ordinary share			
Basic (pence)	5	**41.3p**	38.4p
Diluted (pence)	5	**41.0p**	38.1p

Consolidated Balance Sheet (Unaudited)
At 3 May 2002

	2002 £000	2001 (restated) £000
Fixed assets		
Intangible assets	**437**	422
Tangible assets	**57,991**	59,567
Investments	**2,448**	1,696
	60,876	61,685
Current assets		
Stocks	**3,387**	3,486
Debtors	**10,171**	12,137
Short-term investments	**31,473**	19,840
Cash at bank and in hand	**2,892**	190
	47,923	35,653
Creditors		
Amounts falling due within one year	**(31,322)**	(25,110)
Net current assets	**16,601**	10,543
Total assets less current liabilities	**77,477**	72,228
Creditors		
Amounts falling due after more than one year	**(2,044)**	(4,246)
Provisions for liabilities and charges	**(5,730)**	(4,972)
Net assets	**69,703**	63,010
Capital and reserves		
Called up share capital	**2,679**	2,655
Share premium account	**22,988**	21,784
Profit and loss account	**44,036**	38,571
Equity shareholders' funds	**69,703**	63,010

Consolidated Cash Flow Statement (Unaudited)
For the 53 weeks ended 3 May 2002

	Note	2002 Total	2001 Total
		£000	£000
Net cash inflow from operating activities	6	**27,749**	20,136
Dividends received from associated companies		**87**	58
Returns on investment and servicing of finance			
Interest received & other financial income		**1,702**	1,119
Interest paid		**(553)**	(617)
		1,149	502
Taxation			
UK corporation tax		**(3,253)**	(3,307)
Overseas tax received/(paid)		**174**	(288)
		(3,079)	(3,595)
Capital expenditure and financial investment			
Payments to acquire intangible fixed assets		**(67)**	(459)
Payments to acquire tangible fixed assets		**(4,902)**	(10,793)
Receipts from sales of tangible fixed assets		**146**	58
Purchase of fixed asset investments		**(19)**	(120)
Receipts from sale of fixed asset investment		**-**	7
		(4,842)	(11,307)
Equity dividends paid		**(4,878)**	(4,555)
Net cash inflow before management of liquid resources and financing		**16,186**	1,239
Management of liquid resources			
Increase in short-term investments		**(11,633)**	(4,490)
Financing			
Payment for shares		**158**	404
Net decrease in loans		**(2,183)**	(2,123)
Net cash outflow from financing		**(2,025)**	(1,719)
Increase/(decrease) in net cash		**2,528**	(4,970)

Statement of Total Recognised Gains and Losses (Unaudited)
for the 53 weeks ended 3 May 2002

	Note	2002 Total £000	2001 Total (restated) £000
Profit on ordinary activities after taxation		**10,963**	10,163
Exchange movements on foreign currency net investments		**(110)**	470
Total recognised gains and losses for the financial year		**10,853**	10,633
Prior year adjustment	1	**(4,498)**	
Total gains and losses recognised since last annual report		**6,355**	

Reconciliation of Movements in Equity Shareholders' Funds (Unaudited)
for the 53 weeks ended 3 May 2002

	Note	2002 Total £000	2001 Total (restated) £000
Equity shareholders' funds brought forward (originally £67,508,000 before deducting prior year adjustment of £4,498,000)	1	**63,010**	56,746
Profit on ordinary activities after taxation		**10,963**	10,163
Dividends	4	**(5,068)**	(4,770)
Exchange movements on foreign currency net investments		**(110)**	470
Movement relating to QUEST		**(320)**	-
Issue of ordinary share capital		**1,228**	401
Equity shareholders' funds carried forward		**69,703**	63,010

Notes To The Preliminary Announcement

1. Basis of preparation and accounting policies

(i) Basis of preparation

The profit and loss account covers the 53 weeks (2001 52 weeks) to 3 May 2002. The balance sheets have been drawn up at 3 May 2002 and 27 April 2001 respectively. The results of overseas subsidiaries have been translated into sterling at the average rates of exchange ruling during the financial year.

The accounting policies applied are those set out in the Group's Annual Report and Accounts for the 52 weeks ended 27 April 2001 except that the Company has implemented the following new Financial Reporting Standards: FRS 17 "Retirement benefits"; FRS 18 "Accounting policies"; and FRS 19 "Deferred tax".

FRS 17 and FRS 18 had no effect on the Group results in the period.

In accordance with FRS 19, the Company has changed its policy on deferred taxation. Full provision for deferred taxation is now made on all timing differences. Deferred taxation in respect of prior years has been written off against opening reserves as a prior year adjustment. As a result of the change in accounting policy, comparative figures for the 52 weeks to 27 April 2001 have been adjusted as follows: -

	Profit after tax for the 52 weeks to 27 April 2001	Basic earnings per share	Net assets
	£000	pence	£000
As previously reported	11,011	41.6	67,508
Effect of the change in accounting policy	(848)	(3.2)	(4,498)
As restated	10,163	38.4	63,010

The profit after tax for the 52 weeks ended 27 April 2001 has been decreased by £848,000 as a result of the change in accounting policy.

(ii) Abridged accounts

Abridged accounts for the preliminary results for the 53 weeks ended 3 May 2002 are unaudited. The financial information set out in the announcement does not constitute the Company's statutory accounts for the 53 weeks ended 3 May 2002 or 27 April 2001. The financial information for the 52 weeks ended 27 April 2001 is derived from the statutory accounts for that year which have been delivered to the Registrar of Companies as modified by the implementation of FRS 19. The auditors reported on those accounts; their report was unqualified and did not contain a statement under either Section 237(2) or Section 237 (3) of the Companies Act 1985. The statutory accounts for the 53 weeks ended 3 May 2002 will be finalised on the basis of the financial information presented by the directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

2. Segment information

The analysis of turnover, Group operating profit and net assets is as follows:

	2002	2001
	£000	£000
Turnover by product		
Pulmonary	**42,907**	34,924
Device & manufacturing services	**40,953**	36,541
Personal care	**7,145**	7,230
	91,005	78,695
Average rate of exchange £1 Sterling: US $	**1.43**	1.47

Geographical area (turnover by destination)

	2002	2001
	£000	£000
United Kingdom	**43,314**	38,703
United States of America	**23,347**	17,368
Europe	**16,923**	14,753
Rest of the World	**7,421**	7,871
	91,005	78,695

Turnover by origin

	United Kingdom		United States of America		Total	
	2002	2001	**2002**	2001	**2002**	2001
	£000	£000	**£000**	£000	**£000**	£000
Total sales	**79,271**	66,367	**21,535**	18,261	**100,806**	84,628
Inter-segment sales	**(9,801)**	(5,933)	**-**	-	**(9,801)**	(5,933)
External sales	**69,470**	60,434	**21,535**	18,261	**91,005**	78,695
Total operating profit						
Group operating profit by segment	**14,572**	13,587	**(863)**	(173)	**13,709**	13,414
Income from joint ventures and associates					**225**	240
					13,934	13,654

2. *Segment information continued*

Net assets

	2002	2001
		(restated)
	£000	£000
United Kingdom	**41,919**	47,483
United States of America	**11,943**	15,874
	53,862	63,357
Unallocated net assets/(liabilities):		
Investments	**2,448**	1,696
Provisions for liabilities and charges	**(5,730)**	(4,972)
Tax and dividends	**(5,645)**	(5,329)
Net funds	**24,768**	8,258
	69,703	63,010
Closing rate of exchange £1 Sterling: US $	**1.47**	1.44

3. Taxation

	2002	2001
		(restated)
	£000	£000
UK corporation tax at 30% (2001 - 30%)	**3,230**	3,057
Deferred taxation	**752**	848
Share of taxation of joint ventures and associates	**113**	111
Overseas taxation	**(27)**	(63)
	4,068	3,953

The taxation charge for 2001 has been increased by £848,000 as a result of the change in accounting policy for deferred taxation following the adoption of FRS19 (see note 1).

4. Dividends

	2002	2001
	£000	£000
Interim dividend of 7.0p per share paid on 18 February 2002 (2001 - 6.6p)	**1,857**	1,749
Proposed final dividend of 12.1p per share payable on 8 October 2002 (2001 - 11.4p)	**3,211**	3,021
	5,068	4,770

The record date for the proposed final dividend is close of business on 28 June 2002

5. Earnings per share

	2002	2001 (restated)
Net profit attributable to shareholders (£000)	**10,963**	10,163
Basic earnings per share (pence)	**41.3p**	38.4p
Diluted earnings per share (pence)	**41.0p**	38.1p
Weighted average number of ordinary shares in issue	**26,570,967**	26,503,513
Shares owned by Employee Share Ownership Trusts	**(52,739)**	(58,545)
Average number of ordinary shares in issue for basic earnings	**26,518,228**	26,444,968
Dilutive impact of share options outstanding	**193,368**	209,420
Diluted average number of ordinary shares in issue	**26,711,596**	26,654,388

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the employee trusts which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential shares.

Basic earnings per share for the year ended 27 April 2001 have been reduced from 41.6p to 38.4p as a result of the change in accounting policy for deferred taxation following the adoption of FRS19 (see note 1). Diluted earnings per share have been reduced from 41.3p to 38.1p for the same period.

6. Cash flow from operating activities

Reconciliation of operating profit to net cash inflow from operating activities

	2002 £000	2001 £000
Operating profit	**13,709**	13,414
Depreciation	**6,491**	6,260
Amortisation	**51**	37
(Profit)/loss on sale of tangible fixed assets	**(41)**	52
Profit on sale of fixed asset investment	**-**	(3)
Decrease/(increase) in stocks	**87**	(160)
Decrease in debtors	**1,750**	1,729
Increase/(decrease) in creditors	**5,690**	(883)
Increase/(decrease) in provisions	**12**	(310)
Net cash inflow from operating activities	**27,749**	20,136

7. Analysis of net funds

The table below provides an analysis of net funds and a reconciliation of net cash flow to movement in net funds.

	At 28 April 2001 £000	Cash flow £000	Exchange movements £000	**At 3 May 2002 £000**
Cash at bank and in hand	190	2,716	(14)	**2,892**
Overdrafts & short-term loans	(5,374)	(188)	100	**(5,462)**
Net overdrafts & short-term loans	(5,184)	2,528	86	**(2,570)**
Loans and leasing obligations	(6,398)	2,183	80	**(4,135)**
Short-term investments	19,840	11,633	-	**31,473**
Net funds	8,258	16,344	166	**24,768**
Financing items included in cash flow movements				
Payment for shares		(158)		
Net cash inflow before management of liquid resources and financing		16,186		

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Announcement Details

Company	Headline	Embargo	Last Upd
Bespak PLC	Holding(s) in Company		11:11 27 Jun

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Fidelity International Limited and its di subsidiaries and Mr EC Johnson, principal shareholder of Fidelity International Limited**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18: **Non-beneficial**

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by eac

Chase Nominees Limited – 1,291,780

RBS Trust Bank – 498,030

Citibank – 27,000

Nortrust Nominees Limited – 28,993

Bankers Trust – 382,827

MSS Nominees Limited – 24,623

BT Globenet Nominees Limited – 54,300

Bank of New York London – 24,135

Bank of New York Europe – 11,500

Northern Trust – 69,920

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction: **Not disclosed**

11) Date company informed: **26 June 2002**

12) Total holding following this notification **2,413,108**

13) Total percentage holding of issued class following this notification: **9.01**

14) Any additional information: **Shares in issue - 26,790,889**

15) Name of contact and telephone number for queries: **Louise Scott 020 7518 7900**

16) Name and signature of authorised company official responsible for making this notification: **I Company Secretary**

Date of notification **27 June 2002**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

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Announcement Details

Company	Headline	Embargo	Last Upd
Bespak PLC	Holding(s) in Company		11:21 1 Jul 0

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Deutsche Bank AG and its subsidiaries**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18: **Not stated**

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by eacl

Morgan Grenfell & Co Limited – 181

Morgan Nominees Limited – 890,158

Morgan Nominees Limited a/c SL – 74,377

Morgan Nominees Limited a/c D131 – 1,222,851

RBSTB Nominees Ltd – 885,295

State Street Nominees Limited – 20,637

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction:

11) Date company informed: **28 June 2002**

12) Total holding following this notification: **3,093,499**

13) Total percentage holding of issued class following this notification: **11.55**

14) Any additional information: **Shares in issue 26,790,889**

15) Name of contact and telephone number for queries:

Louise Scott, 020 7518 7900

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: **1 July 2002**

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

END

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Announcement Details

Company	Headline	Embargo	Last Upd:
Bespak PLC	Director Shareholding		08:24 1 Jul 0

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PER

1)Name of company: **Bespak plc**

2) Name of director: **Mark C Throdahl**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18 or in respect of a non-beneficial interest:

Shareholder named above – beneficial holding

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by eacl notified):

Mr Mark Crandall Throdahl

5) Please state whether notification relates to a person(s) connected with the Director named in 2 al the connected person(s):

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/s if discretionary/non discretionary:

Market purchase

7) Number of shares/amount of stock acquired:

12,000

8) Percentage of issued class:

0.045

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary

12) Price per share:

£5.15

13) Date of transaction:

28 June 2002

14) Date company informed:

1 July 2002

15) Total holding following this notification:

42,000

16) Total percentage holding of issued class following this notification:

0.157

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

18) Period during which or date on which exercisable:

19) Total amount paid (if any) for grant of the option:

20) Description of shares or debentures involved: class, number:

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercis

22) Total number of shares or debentures over which options held following this notification:

23) Any additional information: **Number of shares in issue 26,790,889**

24) Name of contact and telephone number for queries:

Louise Scott, Company Secretary 020 7518 7900

25) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of Notification: **1 July 2002**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

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Announcement Details

Company	Headline	Embargo	Last Upd
Bespak PLC	Blocklisting Interim Review		12:05 22 Jul

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1996 Executive Share Option Scheme**

3. Period of return: From **22 January 2002** to **22 July 2002**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: **137,578**

5. Number of shares issued/allotted under scheme during period: **5,000**

6. Balance under scheme not yet issued/allotted at end of period: **132,578**

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission: **200,000 ordinary shares on 21 January 2000**

Please confirm total number of shares in issue at the end of the period in order for us to update our
26,790,889

Contact for queries: **Louise Scott, Company Secretary**

Address: **Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bu**

Name of person making return: **Louise Scott**

Telephone: **01908 552600**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

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Company	Headline	Embargo	Last Upda
Bespak PLC	Holding(s) in Company		09:05 30 Jul

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Deutsche Bank AG and its subsidiaries**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18: **Not stated**

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by eacl

Morgan Grenfell & Co Limited – 34,824

Morgan Nominees Limited – 922,558

Morgan Nominees Limited a/c SL – 74,377

Morgan Nominees Limited a/c D131 – 1,222,851

RBSTB Nominees Ltd – 946,735

State Street Nominees Limited – 35,297

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction:

11) Date company informed: **29 July 2002**

12) Total holding following this notification: **3,236,642**

13) Total percentage holding of issued class following this notification: **12.08**

14) Any additional information: **Shares in issue 26,790,889**

15) Name of contact and telephone number for queries:

Louise Scott, 01908 525240

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: **30 July 2002**

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

END

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I C S A
SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	406711
Company Name in full	Bespak plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 2	0 5	2 0 0 2			

Class of shares *(ordinary or preference etc)*	Ordinary shares		
Number allotted	200,000		
Nominal value of each share	£0.100		
Amount (if any) paid or due on each share *(including any share premium)*	£5.450		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Bespak QUEST Limited	Class of shares allotted: Ordinary shares	Number allotted: 200,000
Address: 4 Stanhope Gate, London, England		
UK Postcode W1K 1AQ		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form **0**

Signed [signature] Date 2 MAY 2002

~~A director~~ / secretary, ~~administrator, administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Bespak plc, 4 Stanhope Gate, London W1K 1AQ

Tel 020 7518 7900

DX number DX exchange

ICSA SOFTWARE
BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	406711
Company Name in full	Bespak plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	31	05	2002			

Class of shares *(ordinary or preference etc)*	Ordinary shares		
Number allotted	5,000		
Nominal value of each share	£0.100		
Amount (if any) paid or due on each share *(including any share premium)*	£4.490		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: David Dean McKinney Address: 3104 Anderson Drive, Raleigh, N Carolina, 27609, U.S.A. UK Postcode	Class of shares allotted: Ordinary shares	Number allotted: 5,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 31.5.02

A ~~director~~ / secretary, ~~administrator, administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Bespak plc, 4 Stanhope Gate, London W1K 1AQ

Tel 020 7518 7900

DX number DX exchange

ICSA SOFTWARE

BLUEPRINT
Company Secretary

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals

CHFP055

Company Number 406711

Company Name in full Bespak plc

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address	Blackhill Drive
	Featherstone Road
	Wolverton Mill South
Post town	Milton Keynes
County / Region	Bucks.
Postcode	MK12 5TS

Signed [signature] **Date** 11 July 2002

† Please delete as appropriate.

† a ~~director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

The Company Secretary
Bespak plc
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks.
MK12 5TS

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised June 1998

ICSA SOFTWARE

BLUEPRINT
Company Secretary

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP055

Company Number 406711

Company Name in full Bespak plc

	Day	Month	Year
Date of termination of appointment	3 1	0 7	2 0 0 2

as director ✓ as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title: Mr *Honours etc:

Forename(s): **Paul David**

Surname: **Taylor**

	Day	Month	Year
†Date of birth	3 0	0 8	1 9 6 2

* Voluntary details.
† Directors only.
** Delete as appropriate.

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 31 July 2002

(** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

The Company Secretary
Bespak plc
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks.
MK12 5TS

Companies House receipt date barcode

When you have completed and signed the form please send it to
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999